Exhibit 99.32

PCL Employees Holdings Ltd. Directors and Executive Officers Share Ownership

The following table presents information regarding the ownership of certain classes of shares by our directors and executive officers, either directly or through a personal holding company, as of June 1, 2010.

Name	Title	PCL Company	Number & Share Class		Percentage of Class	Percentage of Total Voting Shares
Peter E. Beaupré	President and Chief Operating Officer	PCL Construction Enterprises, Inc.	400 18,750 316,700 139,550	Class 1 Class 2 Class 3 Class 4	* Class 1 * Class 2 9.75 Class 3 3.01 Class 4	5.79%

Paul G. Douglas	Executive Vice President President and Chief Executive Officer	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	10,400 528,200	Class 2 Class 4	* Class 2 11.4 Class 4	6.70%

David G. Filipchuk	Regional Vice President, Western Canadian Buildings	PCL Constructors Inc.	65,880 107,120	Class 2 Class 4	* Class 2 2.31 Class 4	1.36%

Henry R. Gillespie	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1.08 Class 4	0.63%

Ross A. Grieve	Chairman, President and Chief Executive Officer Executive Chairman	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	194,400 656,000	Class 2 Class 4	1.19 Class 2 14.15 Class 4	8.32%

Robert J. Holmberg	President, Western Canadian Buildings	PCL Constructors Inc.	20,344 149,320	Class 2 Class 4	* Class 2 3.22 Class 4	1.89%

Ian R. Johnston	Senior Vice President, Heavy Industrial	PCL Constructors Inc.	43,820 93,240	Class 2 Class 4	* Class 2 2.01 Class 4	1.18%

Michael J. Kehoe	Vice President Finance, Secretary/Treasurer	PCL Construction Enterprises, Inc.	400 121,650	Class 1 Class 3	* Class 1 3.74 Class 3	1.54%

Gordon D. Maron	Vice President, Secretary/Treasurer Chief Financial Officer	PCL Employees Holdings Ltd. PCL Construction Holdings Ltd.	51,400 324,000	Class 2 Class 4	* Class 2 6.99 Class 4	4.11%

R. Brad Nelson	President and Chief Operating Officer, Canadian Buildings	PCL Constructors Inc.	400 393,490	Class 2 Class 4	* Class 2 8.49 Class 4	4.99%

Gordon L. Panas	Executive Vice President, Finance and Administration	PCL Construction Holdings Ltd.	120,000	Class 4	2.59 Class 4	1.52%

Peter A. Stalenhoef	President and Chief Operating Officer, Heavy Industrial	PCL Constructors Inc.	18,000 389,410	Class 2 Class 4	* Class 2 8.40 Class 4	4.94%

Name	Title	PCL Company	Number & Share Class		Percentage of Class	Percentage of Total Voting Shares
Douglas R. Stollery	Secretary General Counsel	PCL Employees Holdings Ltd. PCL Constructors Inc.	400 174,000	Class 2 Class 4	* Class 2 3.75 Class 4	2.21%

Joseph D. Thompson	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1.08 Class 4	0.63%

Alfred E. Troppmann	Executive Vice President	PCL Construction Enterprises, Inc.	40,400 316,330	Class 1 Class 3	* Class 1 9.74 Class 3	4.01%

Garnet K. Wells	Director	PCL Employees Holdings Ltd.	50,000	Class 4	1.08 Class 4	0.63%

Shaun P. Yancey	Senior Vice President	PCL Construction Enterprises, Inc.	29,150 152,540	Class 1 Class 3	* Class 1 4.70 Class 3	1.93%

*	Less than 1%.